

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

June 24, 2009

Michel Demaré
Chief Financial Officer
ABB Ltd
P.O. Box 1831
Affolternstrasse 44
CH-8050
Zurich, Switzerland

   Re: **ABB Ltd**
      Form 20-F for the Fiscal Year Ended December 31, 2008
      File No. 001-16429

Dear Mr. Demaré:

   We have completed our review of your Form 20-F and have no further comments at this time.

        Sincerely,

        Brian Cascio
        Accounting Branch Chief